

August 3, 2011

Via E-mail
Colin Mills
President & Principal Executive Officer
Lightcollar, Inc.
Box 973 #264 – 3rd Ave West
Unity, SK, S0K 4L0

> **Re:** **Lightcollar, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 27, 2011**
> **File No. 333-174759**

Dear Mr. Mills:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated July 5, 2011. Please include a risk factor disclosing the fact that your sole officer and director has been involved with at least one other company that did not engage in any revenue-generating operations, failed to timely file reports with us and thereafter engaged in transactions resulting in a change of control, including a change in management.

2. We note your response to comment two in our letter dated July 5, 2011; however, your filing still references multiple directors. For instance, on page 37 you state that "[n]one of your directors receive any compensation for serving as such . . . ." Please revise.

Item 4. Use of Proceeds, page 12

3. We note your response to comment 11 in our letter dated July 5, 2011. Please revise your disclosure to state that although your sole officer and director has orally agreed to

lend you the funds necessary to commence operations, there is no guarantee that such a loan will be provided. Please also include this clarification in the first paragraph of the Capital and Liquidity section on page 33.

Item 6. Dilution, page 13

4. We note your response to comment 12 in our letter dated July 5, 2011. Please note that offering expenses should be deferred and charged against the proceeds of the offering in accordance with ASC 340-10-S99-1. As such, we believe that your dilution computations should give consideration to offering expenses since the payment of offering expenses will result in a reduction of pro forma net tangible book value and net tangible book value per share after giving effect to the offering. As previously requested, please revise your dilution computations and related disclosure to reflect offering expenses or tell us why you believe the payment of offering expenses will not result in a reduction in net tangible book value after giving effect to the offering.

Item 11. Information With Respect to Registrant, page 17

5. We note your response to comment 17 in our letter dated July 5, 2011 and your disclosure that you have identified companies in China which already manufacture the types of products you plan to sell. As previously requested, please describe the effect on your business of working with suppliers in Asia.

Financial Statements, page 20

6. Please note that you may need to update your financial statements to include financial statements for the interim period ending within 135 days of the effective date of the registration statement pursuant to Rule 8-08 of Regulation S-X.

Notes to Financial Statements, page 27

Note 1 - Organization and Basis of Presentation, page 27

7. We note your response to comment 25 in our letter dated July 5, 2011 and the revisions to your disclosure. Please tell us when the domain name was transferred to you and whether you recorded the domain name at fair value in accordance with ASC 845-10-30-1. In addition, please tell us your consideration of disclosing the nonmonetary transaction and providing the disclosures in ASC 845-10-50-1.

Note 2. Summary of Significant Accounting Policies, page 27

Office Space and Labor, page 27

8. We note your response to comment 24 in our letter dated July 5, 2011 and the revisions to your disclosure. Please tell us whether your sole officer and director provided

services and office space for the period from inception to March 31, 2011 that should be recognized in your financial statements for such period.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33</u>

<u>Plan of Operation, page 34</u>

9. We note your response to comment 27 in our letter dated July 5, 2011 and your disclosure in the penultimate sentence of the fourth paragraph under this heading that "[w]ith the exception of unit cost, shipping, brokerage and quantity purchasing" you have not uncovered any additional financing needs. We also note that you expect to commit to an inventory cost of $2,500. Please clarify whether the inventory cost disclosed includes the expenses identified above. If not, please provide an estimate as to these expenses.

<u>Certain Relationships and Related Transactions and Director Independence, page 38</u>

10. We note your response to comment 31 in our letter dated July 5, 2011. Please also include the number of shares issued to your sole officer and director.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

James Allegretto
Senior Assistant Chief Accountant

cc: Robert J. Burnett
        Parsons/Burnett/Bjordahl/Hume, LLP